Filed by Avid Technology, Inc. pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of
1934.

Subject Company:  Pinnacle
Systems, Inc.

Commission File No.:  000-24784

AVID TECHNOLOGY, INC.

Moderator: Dean Ridlon

July 21, 2005

5:00 p.m. ET

Operator

Good day and welcome, everyone, to the Avid Technology Q2 Earnings Results Conference Call. Today’s call is being recorded.  For opening remarks and introductions, I would like to turn the call over to the Director of Investor Relations, MR. Dean Ridlon.  Please go ahead, sir.

Dean Ridlon - Avid Technology - Director Investor Relations

Thank you and good afternoon, everyone. I’m Dean Ridlon, Avid Technology Inc.’s Investor Relations Director. I’d like to welcome you to today’s call. Before we begin, please note that this call will include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements about the status of Avid’s proposed acquisition of Pinnacle Systems Inc., projected growth of existing or new markets, and anticipated results of operations during 2005 and 2006. There are a number of factors that could cause actual results or events to differ materially from those indicated by such statements, such as the possibility that the Pinnacle acquisition will not close or that the closing will be delayed; competitive factors, including pricing pressures; fluctuating currency exchange rates, adverse changes in general economic or market conditions particularly in the content creation industry; delays in product shipments; market acceptance of Avid’s existing and new products; and other important events and factors disclosed previously and from time to time in Avid’s filings with the US SEC and including, with respect to the transaction with Pinnacle, the Joint Proxy Statement Prospectus filed by Avid with the SEC on June 13, 2005.  In addition, our forward-looking statements represent our estimates only as of today, July 21, 2005, and should not be relied upon as representing our views as of any subsequent date. Avid undertakes no obligation to review or update these forward-looking statements.

During this call we will be referring to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with Generally Accepted Accounting Principles (GAAP). The most directly comparable financial measures calculated in accordance with GAAP and a reconciliation of these GAAP measures to these non-GAAP measures are contained in the press release announcing this quarter’s results and available in the Investors section of our website, www.avid.com.

In a moment, I’ll hand the call over to Paul Milbury, our CFO, who will provide a detailed review of this quarter’s financial results.  Then David Krall, our President and CEO, will discuss the trends and opportunities we see in the markets we serve. Finally, Paul will come back and update our financial outlook for the balance of 2005 and for the full year 2006. Following our prepared remarks, David and Paul would be happy to take your questions.

I’d now like Paul to review the numbers in detail.

Paul Milbury - Avid Technology - VP and CFO

Thank you, Dean, and good afternoon, everyone.

Before I get into the results, I would like to remind everyone that our earnings press release, which is posted on our website, includes both GAAP and non-GAAP financial statements and tables reconciling the two sets of numbers. During my remarks I will be referring primarily to the non-GAAP numbers, so I encourage you to refer to the financial statements to reconcile back to the GAAP numbers.

In line with our announcement last Wednesday, Q2 revenues were $160.1 million. Video revenues were $95 million, down approximately $10 million from Q1, reflecting the recognition of lower broadcast revenue due to new product delays and lower post production revenue. Audio revenues were $65.1 million, up nearly $4.0 million sequentially, as both Digidesign and M-Audio continued to perform solidly. Revenues in the quarter were also impacted by unfavorable foreign currency translations. The foreign exchange (FX) impact reduced revenues by approximately $2.6 million sequentially.

Gross margins declined from 57.2% in Q1 to 55.5% in Q2. The major negative impacts came from currency, promotional activity and reduced volumes.

As you can see in the financial statements attached to our press release, non-GAAP operating expenses were $73.2 million or 45.8% of revenue in Q2, excluding amortization and stock-based compensation related to the M-Audio acquisition. The sequential increase from Q1 primarily represents the expenses associated with our participation in this year’s National Association of Broadcasters tradeshow, partially offset by favorable currency impact on expenses.

Non-GAAP operating income, excluding amortization and stock-based compensation related to the M-Audio acquisition, was $15.5 million or 9.7% of revenue. Non-GAAP operating profits for our video segment was $7.1 million or 7.5% of revenue and non-GAAP operating profit for our audio segment was $8.5 million or 13% of revenue.

Interest and other income net was $1.2 million for the quarter. Our non-GAAP provision for income taxes, which excluded $172,000 of tax benefit related to amortization, was $857,000.

Excluding the amortization-related tax benefit and stock-based compensation related to the M-Audio acquisition and acquisition-related amortization, non-GAAP net income for Q2 as $15.9 million or $0.43 per diluted share on 37 million shares outstanding. GAAP EPS were $0.37.

Cash increased during the quarter by approximately $16 million to $192.6 million.

DSO at the end of the quarter increased to 56 and our inventory turnover was 4.5 times.

I will be back to you shortly to update our guidance for the balance of 2005 and full year 2006. But now I’d like to turn the call over to David for a discussion of the trends and opportunities in each of our businesses.

David Krall - Avid Technology - President and CEO

Thanks, Paul.

Before I discuss the opportunities we see in our main business segments, I’d like to give a quick update on where we stand with the Pinnacle acquisition.

The shareholder meetings for both Avid and Pinnacle are scheduled for next Wednesday, July 27th. We expect the review from the European regulators to be completed sometime by mid-August.

If the shareholders and European regulators approve the merger, we therefore should be able to close by mid-August. As we move through the final stages of this process, we’re all looking forward to putting our integration plan into effect and tapping into the many opportunities that this acquisition presents to us.

Now let’s turn to our results and a discussion of our market opportunities. As Paul just detailed, this quarter’s results were negatively impacted by new product delays in our core broadcast market, as well as the negative effects of foreign currency movements.  While these product delays have shifted out revenues in our broadcast business, the demand for our broadcast products remains robust, as indicated by our sequential increase in broadcast orders and backlog. Looking at our business in its entirety, the fundamental growth indicators in each of the markets we serve are still pointing in the right direction.

I could spend a half hour talking about each area of our business, but I’ll be brief. Suffice it to say that in video post production the transition from standard definition (SD) to the high definition (HD) continues to represent significant potential for Avid and there is a great deal of data supporting our belief that this transition is still in its early phases. This opportunity spans a wide range of applications and customer segments, from event videographers and documentary filmmakers to editors working on feature films and prime time television dramas at full service post facilities.

There’s been a major increases in the amount of HD content being broadcast by the networks in prime time and late night TV and Avid tools are being used in the production of that content. Cable networks and satellite providers are also jumping on the bandwagon by increasing the amount of HD content they provide.

Beyond TV, more and more film post production teams are using HD for screenings or digital intermediate workflows.

One area, which has yet to make a significant transition to HD, is TV commercial production. However, as the number of HD sets continues to grow and more and more consumers are viewing HD content, we would expect advertising to also make the transition to producing commercials in HD.

In broadcast, the opportunity to convert the world’s news organizations from tape-based workflows to networked digital news production is still in it infancy, where we estimate that less than 20% of new broadcasters have converted thus far. We continue to be a leader in broadcast newsroom conversions and our expected acquisition of Pinnacle is intended to strengthen our broadcast offering even further, adding such complimentary technologies as playout servers and on-air graphic systems.

We’re also seeing the possible early stages of a new opportunity in broadcast as a small number of stations are now producing news programs in HD. This trend could add 20 to 30% to the market we’re already pursuing to convert broadcasters from analog to digital.

Switching to audio, we see a continuation of the opportunities we’ve been pursuing in the studio - mixing, post production, live sound and home studio segments.

In the studio mixing in audio post industries, our ICON family of products is continuing to make inroads among the increasing numbers of customers who are interested in an integrated workflow that spans every step of the production process, from recording to final master.

We see similar potential in the live sound industry, where our VENUE console is off to a good start since it began shipping in the first quarter of this year.

In the Home Studio segment, our Pro Tools LE line continues to show study growth and the new Pro Tools M-Powered family has been a success since its launch last quarter. This is the first set of joint products that resulted from our acquisition of M-Audio last year and we plan to continue developing technology that leverages Pro Tools software and M-Audio hardware.

In closing, I’d like to say that despite our lower than expected results in Q2, we continue to believe that there are major growth opportunities for us in the markets that we serve and we’re determined to pursue them aggressively. As with any high tech company, a significant portion of our revenue is tied to the ongoing development and delivery of new products. We have compelling new products in our pipeline, both near and long-term, and we are working diligently to bring them to market.

We have made adjustments to our product development roadmap to reflect the impact of our Q2 program delays and these adjustments will be reflected in our guidance for the second half of 2005 and the full year 2006.

So for that guidance, I’ll hand it back to Paul.

Paul Milbury - Avid Technology - VP and CFO

Thanks, David.

Since we’re assuming a closing of the Pinnacle transaction by mid-August, the guidance we provide will be for the combined Company going forward.

As indicated in our discussion of the Q2 result, our video revenues declined sequentially, primarily due to lower broadcast market revenues. There were delays in the delivery of certain key new broadcast products. The delivery of these new products had been committed in certain broadcast deals and therefore we could not recognize revenue on these transactions.

We had expected to be able to offset the impacts of the broadcast product delays with additional revenues from other areas of our business. For example, there were a number of broadcast deals in our backlog where we thought we could complete the installations earlier than originally scheduled and recognize the revenue. However, we were unable to meet all the requirements for revenue recognition on these deals in the quarter.

In addition, our government post production revenues were lower than expected due to federal government budget constraints.  Also during the course of the quarter, currency exchange rates began to have a negative impact.

For Q3, we are assuming revenue of $195 to $205 million and for Q4 we are assuming $250 to $260 million. Average standalone revenue is expected to be in a range of $165 to $175 million for Q3 and $180 to $190 million for Q4.  Our revenue from Pinnacle is expected to be in the area of $30 million for Q3 and $70 million for Q4. Revenue from Pinnacle in Q4 is highly dependent on the release of Studio 10, which is currently scheduled to ship at the end of Q3.  In Q3, although we are expecting to release new products that some of our broadcast customers are expecting, we are not expecting to catch up completely. So there will be broadcast deals held up due to new products, which will not be completed for delivery until Q4.

As mentioned in our announcement last week, the delay of Symphony Nitris to Q4 is expected to have a significant negative impact on Q3. In effect, we have fallen about a quarter behind in our roadmap for new products, which is having the effect of shifting our revenue growth ramp out by approximately a quarter. In addition, at this time, we are expecting to continue to be negatively impacted by currency head winds in Q3 and Q4. Current exchange rates are lower than the average translation rates used for our Q2 business.

Full year revenue is expected to be in the range of $770 to $790 million. Gross margins are expected to be in the 53 to 54% range area for Q3 and Q4.

Non-GAAP OpEx for the combined Company are expected to be in the area of $86 to $87 million for Q3 and $101 to $104 million for Q4. For the full year, non-GAAP OpEx are expected to be in a range of $333 to $336 million. Including acquisition-related amortization and related tax benefits, acquisition-related stock-based compensation and nonrecurring tax benefits of approximately $5.0 million in Q3 and approximately $6.0 million in Q4, GAAP OpEx are expected to be in the area of $91 to $92 million for Q3 and $107 to $110 million for Q4.

For the full year, including approximately $16 million of acquisition-related amortization and related tax benefits, acquisition-related stock-based compensation and non-reoccurring tax benefits, GAAP OpEx are expected to be in the range of $349 to $352 million.

Using the midpoints of our revenue ranges and again, assuming the Pinnacle acquisition closes by mid-August, our outlook for Q3 is for non-GAAP EPS in the area of $0.47 and our outlook for Q4 for is for non-GAAP EPS in the area of $0.72 on approximately 41 million and 44 million diluted shares outstanding, respectively.

Including acquisition-related amortization and related tax benefits, acquisition-related stock-based compensation and non-recurring tax benefits totaling approximately $0.12 per share in Q3 and $0.14 per share in Q4, our Q3 GAAP EPS is expected to be in the area of $0.35 and our Q4 GAAP EPS is expected to be in the area of $0.58.  For the full year, using the midpoint of our revenue range, we would expect non-GAAP EPS in the area of $2.20 to $2.25 and GAAP EPS in a range of $1.80 to $1.85.

In June, we indicated that we expensed the Pinnacle transaction to be dilutive in Q3, accretive in Q4 and dilutive for the full year in the range of $0.04 to $0.08 per share. That remains our expectation, although I would like to remind everyone of the difficulty in forecasting the results of the Pinnacle business for the portion of the September quarter that they will be part of Avid.

In 2006, as previously stated, we expect to continue to feel the impact of the shift out of our product roadmap. We are also anticipating continuing head winds from currency at the current exchange rates. For revenue, we are currently looking at a range of $1.02 to $1.06 billion.

Gross margins are expected to be in a range around 54% and non-GAAP OpEx are expected to be 40 to 41% of revenue, resulting in non-GAAP operating profit of 13 to 13.5% of revenue. GAAP OpEx are expected to be in the area of 43% of revenue, resulting in GAAP operating profits of approximately 11% of revenue.

Other income of $6.0 to $7.0 million is expected and tax expense is expected to be $15 to $16 million. Non-GAAP EPS is expected to be in the range of $2.80 to $3.00 per share, based on 44.7 million average shares outstanding.

Including acquisition-related amortization and related tax benefits, acquisition-related stock-based compensation and non-recurring tax benefits of approximately $0.56 per share, GAAP EPS is expected to be in the range of $2.25 to $2.45. We continue to expect the Pinnacle transaction to be accretive in 2006.

These conclude my remarks. David and I would now be pleased to take your questions.

Operator

[Operator Instructions] Gene Munster with US Bancorp Piper Jaffray.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Hi, good afternoon, everybody. David, I mean, not to kind of keep going over this, but if you look at the miss specifically is that it sounds like there were products or was it modules that weren’t complete and was this kind of an all or nothing on certain contracts and so you ended up getting nothing? Or is that kind of a good way to think about it?

David Krall - Avid Technology - President and CEO

I’d characterize it as — part of the way of doing business in the broadcast industry is that we need to give broadcasters an advanced view of our product roadmap. And in general, we give them a view that extends about a year into the future so that they know what’s coming, so that as they plan their installations, which often takes a year in the planning process, they can line up when they plan to go online with the delivery of new products from Avid.

So that means that about a year ago we were already talking to broadcasters under NDA regarding new products which were under development. That’s very unusual in other industries. However, in the broadcast industry it’s very important to have a close working relationship with your customers. But as a result, broadcast customers who became aware of some of our new products in development were very excited about them and felt that those would be a good foundation upon which to base their solutions.

Well, what that means is that we then are tying the revenue associated with those deals to the delivery of future technology and the real story about what happened in this quarter is that deals that were in place a while ago were tied to the delivery of technology, which has slipped out, as Paul said, by approximately a quarter. Although pieces of the technology will be delivered in Q3, some pieces of the technology will be delivered in Q4.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay and so they’re pieces of technology, the actual products we’re talking about, I assume?

David Krall - Avid Technology - President and CEO

This is basically a new technology that Avid’s been working on for a number of years. It is actually quite difficult by the multiyear programs to predict the exact delivery date. But in this case, when it comes out, it’ll be embodied in certain configurations that are built for broadcasters as well as other markets that we serve and pieces of the technology will be made available in Q3; others in Q4.

Gene Munster - US Bancorp Piper Jaffray - Analyst

So this is not going to be we’re going to see a press release in Q3 or Q4 about a new product and then the light will go on in our heads and we’ll see we understand everything that had happened? It won’t [inaudible - multiple speakers] –

David Krall - Avid Technology - President and CEO

Actually, I think that that will happen.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay.

David Krall - Avid Technology - President and CEO

That you’ll be able to trace this back and say, okay, I understand this technology can now be discussed openly. Unfortunately, right now, the technology is only under NDA and in fact, we certainly wouldn’t be talking about it in a forum like this were it not at the root cause of a miss.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay and then I guess if you look at it that way, let’s assume that you kept the same products, so let’s assume there were broadcast products. Then you have Symphony Nitris that —

David Krall - Avid Technology - President and CEO

Actually, just to clarify, I consider it to configurations of a new product, configurations which will be qualified.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay. So just for the sake of discussion we’ll say that it’s two and then possibly Nitris also is slipping a quarter here too. I guess what’s going on in the R&D front that’s causing — you guys haven’t had any hiccups over the last three years, I mean, in sort of product development and then out of nowhere you have kind of three slips. What would cause that?

David Krall - Avid Technology - President and CEO

Well, there are two pieces going on. One is kind of an underlying element, which is that we do run a pretty aggressive development roadmap and what aggressive means is that we work hard and we drive for delivery dates, which are aggressive.

And sometimes that actually is difficult to catch up with, when, for example, you’re trying to do something that is innovative or applying a new technology in a different way. You can’t always predict what obstacles you’ll run in terms of. And so one of the overarching things is just simply in high tech you do run the risk of program delays.  It’s ordinarily not as visible or not as impactful to your business. However, in the case of the broadcast business, because we’ve already communicated the new technology to our customers, they’re aware of it and they’ve already incorporated it into their plans. Ordinarily what you’ll be able to do, if you haven’t yet announced the product, is you continue to ship your old product and don’t even talk about the new product until it’s actually on the market. And in general, that’s how we operate in other parts of our business. We try to only talk about things that are within a quarter or two of shipment.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay and I’ll ask one other question and then I won’t monopolize the call here. But in terms of Pinnacle’s numbers, obviously a little bit lighter than expected. It seems like the bar at Pinnacle kind of keeps getting inched down, but you guys continue to believe that you will make it accretive within kind of some of the parameters that you originally mapped out.

I guess the first question is any thoughts on the reason for the shortfall in this quarter? And second is how we can kind of continue to keep this to be accretive in ‘06.

David Krall - Avid Technology - President and CEO

Well, I’ll comment on the first part of your question and then hand it over to Paul for the second part. In terms of the first part and what’s going on, we obviously don’t have a detailed view of what are the things behind Pinnacle’s current numbers.

But we do have a general sense of the driver being ongoing weakness in the European consumer business, which as you can imagine, the number one factor is just simply that they’re preparing for the launch of a new product and as a result, less demand for the previous generation product that’s in the marketplace.

The other thing going on is obviously they would have been impacted by the change of the Euro also, in terms of exchange rate. So I think that’s another factor pushing their business as well. But there’s not a whole detail that we have on that, but I will hand it over to Paul at this point.

Paul Milbury - Avid Technology - VP and CFO

Yes. I would just add to that, that based on the information we do have, the Pinnacle broadcast business continues to perform well and I think the US consumer business as well. So the results that they released today of revenue of $52 to $54 million are in line with our recent expectations and are reflected in the guidance and projections that we’ve made going forward. Clearly they’re lower than what our expectations were a couple of months ago.

With regard to 2006 results and accretion from the Pinnacle acquisition, we really haven’t made any adjustment to the expected results from the Pinnacle deal for the full year of ‘06.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay. So I guess you just kind of — you guys have committed to making this neutral to accretive in 2006 and despite what the revenue may be, you’ll kind of cross that bridge when you come to it, it sounds like.

David Krall - Avid Technology - President and CEO

Well, I wouldn’t characterize it so much as holding our nose and jumping in to the deep end of the pool. It’s more like we feel like we understand what are going to be the drivers for the business for next year and we believe that those elements are intact.

Those are the fundamental assumptions that we had in place for moving the business forward. Regarding the current results, you can imagine how difficult it is to continue to drive currents results at a company where an acquisition is underway and there’s all this transition going on. It, I think, has just been difficult to maintain focus during this period and I think a degree of that is just understandable.

Gene Munster - US Bancorp Piper Jaffray - Analyst

And then one last question is just in terms of how confident you are that you are I guess the final bid on Pinnacle. Is — have you given any thought to if another bidder potentially would present itself?

David Krall - Avid Technology - President and CEO

Well, certainly some rumors have been circulating. We have not been going through any speculation on our own of what is a likely outcome for that.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay, so you guys haven’t been contacted about a potential second bid or—?

Paul Milbury - Avid Technology - VP and CFO

No. We’re not in discussions with Pinnacle or considering any change in our bid.

Gene Munster - US Bancorp Piper Jaffray - Analyst

Okay, great. Thank you.

Operator

Steven Frankel with Adams Harkness.

Steven Frankel - Adams Harkness - Analyst

David, I wonder if we might dive into the post production business a little bit and clearly there’s going to be some impact on the business from Symphony Nitris. Maybe it impacts the Nitris demand in the near-term. But away from that, if you dive into the Adrenaline part of the business, how are shipments in the quarter and what do you think core post production market conditions look like?

David Krall - Avid Technology - President and CEO

Well, just the first part of your comment I agree with. Certainly not shipping Nitris in Q3 is going to have a negative impact on the quarter and we believe we’ve already accounted for that in our guidance.

Regarding Adrenaline, the Adrenaline sales continue to do well on the PC side of our business. On the Mac side, one of the things that we’re being hampered by is we don’t yet have a Tiger release and that’s one issue. The other thing is we don’t have an Adrenaline HD version yet on the Mac side of the business as well. So there are two pieces that are technology yet to come out, which we’re certainly thinking that those will be received positively by customers.

Steven Frankel - Adams Harkness - Analyst

And did the number of Adrenaline units or the dollars increase or decrease sequentially?

David Krall - Avid Technology - President and CEO

Well, yes, we don’t break out the numbers specifically, although we certainly know that this is an area of high interest. So, I guess I would put it this way. That the numbers are down from Q2. I believe that the drivers there are the things I just talked about, the fact that we don’t have certain releases available yet on the Mac. But also it’s worth pointing out that Q1 was our second highest Adrenaline unit quarter. So that would have been a hard one to repeat anyway.

Paul Milbury - Avid Technology - VP and CFO

Okay and David, in addition to that, the recognition of revenue on some Adrenaline units is hung up in some of the deferred broadcast deals.

David Krall - Avid Technology - President and CEO

Right.

Paul Milbury - Avid Technology - VP and CFO

And one other factor that we mentioned with respect to Q2, Steve, that will be a factor in the post production business in Q3 as well is what’s going on with our government business. Where certain departments where the spending can be viewed as discretionary, relative to things like the military budget, there has been a pullback there. And some of that was expected, but we didn’t expect it to be quite as significant. So our current outlook for business with the government in Q3, in post, is $5.0 million lower than it was a year ago.

Steven Frankel - Adams Harkness - Analyst

And on the broadcast business, can you give us an update on the number of stations you’ve lit up?

Paul Milbury - Avid Technology - VP and CFO

We stopped breaking that out on a quarter-by-quarter basis. We said at the beginning of this year, after doing more than 100 last year, we were targeting doing between 120 and 140 deals this year and that remains our target for this year.

Steven Frankel - Adams Harkness - Analyst

Okay and if you look at the M-Audio business, I know you’re not going to break out numbers, but just talk a little bit about how its performing relative to expectations and what, if anything, hasn’t met expectations since you’ve brought in that business.

David Krall - Avid Technology - President and CEO

Well, one thing, just certainly M-Audio has been a welcome addition to the Avid family and we believe that we’ve been working very well with Digidesign. Where we’ve met expects certainly has been integrating the products and you’ve seen the first version of Pro Tools on M-Audio hardware. That’s the M-Powered line of products and that’s doing very well and there are additional products that are going to be coming out that are a result of combined efforts between both companies.

If anything, it has probably less than what we’ve been hoping for. It’s just been, again, things related to product delays. So there were a couple of products that were intended to get out in Q2 that, at this point, will be shipping in Q3.

Steven Frankel - Adams Harkness - Analyst

Great. Thank you.

Operator

Rich Ingrassia with Roth Capital Partners.

Rich Ingrassia - Roth Capital Partners - Analyst

Thanks. Good afternoon, everybody.

David Krall - Avid Technology - President and CEO

Hi Rich.

Rich Ingrassia - Roth Capital Partners - Analyst

If I heard this right, you tried to make up for the broadcast delay by accelerating some other broadcast deployments and by getting more aggressive on post. Does that mean that your post dollars may be sitting on more than the usual amount of inventory going into Q3?

Paul Milbury - Avid Technology - VP and CFO

No. That really isn’t a factor. We don’t really put inventory into the channel in the post business. We take revenue recognition on sell to the channel, but that’s almost always on the basis of an identified end customer. So channel inventory is not a factor for our post business, for the most part, only at the very low end.

Rich Ingrassia - Roth Capital Partners - Analyst

Okay, fair enough. And then on broadcast, David, what’s your feeling toward the next 20% of broadcast penetration, if you will? Meaning — I mean, are there still major news facilities with an immediate need to convert? Or do you feel it gets to be a harder and harder sell as penetration increases?

David Krall - Avid Technology - President and CEO

No. I think actually it’s getting to be an easier sell, for a couple reasons. One is that as more and more broadcasters convert, it obviously just legitimizes the entire process of conversion. And broadcasters have more other cases that they can look at and feel comfortable that making the conversion actually is something that can be done successfully and our customers are learning from each other. We’re learning as we go through the process and I think it’s just getting to be better.

In terms of what’s the timeframe over that next 20%, as Paul indicated earlier, our target for this year is higher than our target was last year. It’s 20 to 40% higher than our target for last year. So we’re continuing to see that conversion accelerate.  We’ve got a good pipeline and one of our biggest disappointments for the quarter was that we had this miss in spite of the fact that our bookings and backlog in broadcast actually increased over Q1. So you can imagine some of our frustration around getting caught up in this technology glitch when in fact the demand is certainly still there.

Rich Ingrassia - Roth Capital Partners - Analyst

Okay and will you still share the percent of revenues of video that were comprised in broadcast?

David Krall - Avid Technology - President and CEO

Paul, do you have an update on any of that?

Paul Milbury - Avid Technology - VP and CFO

As a rough number, in terms of — again when we talk broadcast we talk the broadcast market, so our sales into the broadcast market in total as opposed to broadcast products. And I think that for Q2 and YTD, broadcast market sales represent more than 25% of total Company sales and at this point, more than 40% of video segment sales.

Rich Ingrassia - Roth Capital Partners - Analyst

Okay, great, and finally just capital spending and D&A, all depreciation and amortization for the quarter?

Paul Milbury - Avid Technology - VP and CFO

Capital spending was in the area of $3.0 million and all D&A I believe was around $5.5 million, $5.25 million.

Rich Ingrassia - Roth Capital Partners - Analyst

Okay. Thank you.

David Krall - Avid Technology - President and CEO

Thanks, Rich.

Operator

Paul Coster with JP Morgan Securities.

Paul Coster - JP Morgan Securities - Analyst

Hi, good afternoon. The new product, which is coming out, or product platform that’s coming out in the broadcast space, is it in any way derived from or using Pinnacle technology?

David Krall - Avid Technology - President and CEO

No.

Paul Coster - JP Morgan Securities - Analyst

I’m still a little bit confused on what’s happening here. In the release a few days ago you talked about 2 customers or contracts that were delays and now it sounds like this is a product cycle that’s delaying many customers. Is it both or are they two different things and I’m just getting them muddled up?

Paul Milbury - Avid Technology - VP and CFO

I’m not sure where you’re getting the 2 customer information.

Paul Coster - JP Morgan Securities - Analyst

Okay. Maybe it was a discussion post facto. So there’s not been 2 specific contracts. It’s a general delay in selling into the broadcast customer base?

Paul Milbury - Avid Technology - VP and CFO

Not so much selling into, because these are transactions that have already been sold. It’s a matter of completing delivery.

Paul Coster - JP Morgan Securities - Analyst

Okay, got it. The tax rate for 2006, Paul, what is it and is there any danger that the accountants come back to you and say its time to start accruing on a statutory rate basis, given the fact that you’re sustainably profitable now?

Paul Milbury - Avid Technology - VP and CFO

I think there’s zero chance of that or a very, very low chance of that. We’ve had — we continue to look at that. We are not earning profits on our US tax returns, given the additional deductions that we have beyond the accounting, reported income.

So in spite of the fact that we’re reporting book income, we’re not reporting taxable income as a company and haven’t for the last 3 years. Because of the deductions for things like the SOFTIMAGE acquisition, the tax amortization is roughly $16 million a year and in addition to that, stock option exercises are deductible to the extent of the difference between fair market value and purchase price. As a result, we’ve been losing money on our tax returns. So I don’t think that’s an issue at all for 2006.

Paul Coster - JP Morgan Securities - Analyst

Okay. Are you doing anything to hedge your FX exposure and will you be changing the way in which you manage the business in any manner?

Paul Milbury - Avid Technology - VP and CFO

We hedge the foreign currency denominated assets and liabilities that get retranslated every quarter and would otherwise flow through as gains and losses in our P&L. We do not hedge our forward forecasted revenues in expenses and I wouldn’t expect us to start to do that.

Paul Coster - JP Morgan Securities - Analyst

Got it. Last question. Are there any product sort of categories which are being subject to very aggressive price-based competition? And basically let me just voice what I’ve heard, which is that the storage product is being subject to sort of commoditization. Do you have any comments on that?

David Krall - Avid Technology - President and CEO

I’d comment on that one. I mean, we changed our pricing for Unity Landshare recently and I wouldn’t say it’s so much a reflection of competition as much as it is a reflection of storage prices. So I think periodically it’s important to go through and just pass along benefits to our customers and that’s what we did during the quarter.

Paul Coster - JP Morgan Securities - Analyst

So you’re seeing sort of close to corporate average margin off that business, do you think?

David Krall - Avid Technology - President and CEO

Yes. Our costs continue to decline on those products at the same storage size and you could imagine that it’s beneficial for us to pass those along to our customers. In fact, we had strong unit volume even though we made pricing actions. We had very strong unit volume as a result of making those changes, so it was positively reflected in our performance.

Paul Coster - JP Morgan Securities - Analyst

Okay, got it. Thanks.

Operator

Jim Ricchiuti with Needham & Co.

Jim Ricchiuti - Needham & Co. - Analyst

Yes, thank you. Just to get back to the broadcast business and the delays you saw in the new products, I’m still trying to get my arms around this. Had you not experienced those delays in the development effort, you would have been able to complete approximately how many installations? Can you give me a sense on this quarter?

Paul Milbury - Avid Technology - VP and CFO

I don’t actually have a specific number of installations, but it would have been $6.0 or $7.0 million worth of additional recognized revenue.

Jim Ricchiuti - Needham & Co. - Analyst

Okay and as to where you stand in these development efforts, you expect to have this pretty much wrapped up this quarter or is it potentially could some of this development work slip into the December quarter as well?

David Krall - Avid Technology - President and CEO

Well, when I was mentioning this to Gene, I would characterize it as configurations of new technology and whenever we have new technology we’re rolling out, you could imagine the testing process is incredibly important. We can’t test everything all at once.

So what we do is we identify specific configurations that are targeted at certain customer segments and we test those configurations and release the technology when its ready. We have current configurations that we’ll be releasing in Q3, additional configurations, which we’ll be releasing in Q4.

Jim Ricchiuti - Needham & Co. - Analyst

Okay. David, is there a way to get a sense as to if there are more configurations you expect in Q4 versus Q3?

David Krall - Avid Technology - President and CEO

I wouldn’t say they’re — I mean, the way that we’re looking at it is we’ve got identified customers who are waiting this technology. We’re targeting them first. We’re also, though, weighing that against what we see as being the overall opportunity and so basically we’re not done until we’ve qualified all of the different configurations and then we’re going to have new variations of the technology that are going to be rolled out during the course of next year.

So I wish we could be more specific, but as I discussed earlier, this is technology that really is released under NDA. So what we can just talk about is what we think its impact is going to be on our revenues and that’s what we’ve tried to cover in today’s call, in terms of what we think the rollout will be in Q4, in Q4, and then next year.

Jim Ricchiuti - Needham & Co. - Analyst

Another question would be just from the standpoint of the customer. How have they responded, reacted to these delays? By that I mean if it’s fairly significant change in technology or an advance in technology. Do they — are they perhaps a little bit rattled by this delay? Does that cause them to say, well, let’s wait a second and why don’t we revisit this as you get a few of this installations done.

David Krall - Avid Technology - President and CEO

We haven’t had that sort of response. In fact, we’re actually in beta right now with the technology at some customers. So as far as they’re concerned, they’re actually less worried about when we actually get to recognize revenue on the product and they’re more concerned about when they actually get to have their hands on the technology so that they can be confident that its working.

And so we’re actually able to address some of that even through the beta program. But certainly it’s not until the product is completed and fully released that we get to recognize revenue on it.

Jim Ricchiuti - Needham & Co. - Analyst

Okay and just to switch to the post production business. Any way you give a sense as to how significant the government sector is in that business?

David Krall - Avid Technology - President and CEO

Well, I’ll let Paul comment on that. I mean, Paul had quantified what the impact was for this quarter and it is, as a portion of our post revenue, it’s actually pretty sizable, which reflects the success of the group of Avid which sells into the government.

Paul Milbury - Avid Technology - VP and CFO

It was in the area of $20 million a year ago and we’re anticipating it’s going to be down about 50% for the year.

Jim Ricchiuti - Needham & Co. - Analyst

Okay, $20 million and this is just the federal government?

Paul Milbury - Avid Technology - VP and CFO

Yes.

Jim Ricchiuti - Needham & Co. - Analyst

Okay and this is you’re assuming that’s going to be down 50% this year, for the full year?

Paul Milbury - Avid Technology - VP and CFO

Yes.

Jim Ricchiuti - Needham & Co. - Analyst

Okay. Thank you.

Operator

Sasa Zorovic with Oppenheimer & Co.

Sasa Zorovic - Oppenheimer & Co. - Analyst

Thank you. My first question would be regarding these product delays at least or configuration delays that have occurred here and as I sort of got from the first part of the call that there’s some also in M-Audio. We haven’t seen this at Avid in the past. My question is what are some of the steps that you have now undertaken so that once we’re past these particular delays, these delays and the aggressive schedules and whatnot, do not cause such delays going forward?

David Krall - Avid Technology - President and CEO

Well, I think, Sasa that we had a unique situation here in the broadcast area, because when you say it’s not something that we’ve seen in the past, I think the operative word is “seen”. And the reason is because delays happen all the time in high tech development, but they’re not seen because you don’t really communicate that the product is coming out to customers until its ready to ship. So these things normally just pass by without anybody knowing it, other than internally, where you’re constantly making adjustments.

I think in the case here, what made is particularly difficult was the fact that we actually needed to communicate what the new technology was going to be to customers far in advance and at that point, we actually created the situation where we couldn’t tolerate slips without creating a program relative to revenue.

So I feel that it’s a unique situation that occurred here that we haven’t had before. I don’t think that it reflects a fundamental underlying difference in the way that we development products. And the reason why we’re just needing to be way more forthcoming in terms of what we’re communicating is because of the miss. I think people really feel like they need to have a very clear understanding of what were the product delays, how were they caused, etc. But I can tell you that internally people have seen delays before. We know how to make adjustments. We’ve made those adjustments and those adjustments are now reflected in our new guidance. And then internally, we’re just driving forward again.

Sasa Zorovic - Oppenheimer & Co. - Analyst

I think that these did become visible to the extent that guidance depended on them, right, coming on time?

David Krall - Avid Technology - President and CEO

Correct. Yes and that’s because, as I said, it’s with broadcasters, the revenue ended up being a sizable piece of the business and it wasn’t something that we could readily make up. We had a path to make up for it, but we couldn’t readily make up for it as it became later and later in the quarter.

Paul Milbury - Avid Technology - VP and CFO

Yes. I think that’s the — I would just add that the product delays, you didn’t hear about them in the past, as David said, because we were able to make up, we’ve been able to make up in the past for other product delays through other areas of the business, which is exactly what we tried to do this quarter. Unfortunately, those other areas that we tried to use to offset the product delays didn’t materialize the way we thought and that’s why we’re talking about the miss and the delays.

Sasa Zorovic - Oppenheimer & Co. - Analyst

Going back to Pinnacle and sort of the issue of $52 to $54 million, usually their September quarter seems to be somewhat flat, even down. I’m trying to recognize given sort of the kind of guidance that you have provided, understanding anticipation of the new studio product based on the new or based on liquid, in essence. I’m looking over to Europe and I’m trying to see why would consumers wait? It seems now why would they wait for a product that seems like is in the market there or there is Apple, there is Adobe, there is Ulead, there are others. Why would they wait? Why would they cause this just to happen?

David Krall - Avid Technology - President and CEO

Well, if you’re saying why would they wait, I just think customers don’t want to buy a product while its in the very tail end of its lifecycle. They may be waiting to buy other products or they may be making other choices. But what we’re simply saying is that they’re not buying a product which is late in its lifecycle.

Paul Milbury - Avid Technology - VP and CFO

The other clarification there is that we’re talking about sales into the European channel, as opposed to sell out at the retail level. So presumable channel inventory is being consumed.

Sasa Zorovic - Oppenheimer & Co. - Analyst

And so my final question here would be — I’m trying sort of to do the quick math here on the broadcast business. Is it [indiscernible] flat to down to last year or is it actually increasing in the June quarter?

Paul Milbury - Avid Technology - VP and CFO

In the June quarter?

Sasa Zorovic - Oppenheimer & Co. - Analyst

Yes.

Paul Milbury - Avid Technology - VP and CFO

Broadcast is up year-over-year.

Sasa Zorovic - Oppenheimer & Co. - Analyst

Thank you.

Operator

Chris Rowen with SunTrust Robinson Humphrey.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Hi. Paul, as you look at the numbers, the GAAP guidance that you gave for 2006 and you look at the tax offsets that you have, do you think that you will have to report taxable income in 2006? And if so, approximately when in 2006?

Paul Milbury - Avid Technology - VP and CFO

You’re talking about accrue for US taxes?

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Yes.

Paul Milbury - Avid Technology - VP and CFO

No. We’re not anticipating that we will have to accrue for US taxes at any time during 2006.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

No, I’m sorry. I didn’t state my question. If you look at the GAAP income you have, you have enough offset such that when you report your taxes to the federal government, are you going to have taxes in 2006 or are you going to have another year where you have a GAAP profit but a tax loss?

Paul Milbury - Avid Technology - VP and CFO

It depends, to a certain extent, on the level of stock option exercise activity, which has been a big factor the last several years.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Okay. Just trying to get — I mean, trying to get a gauge on the likelihood of having to report or accrue for taxes in 2007.

Paul Milbury - Avid Technology - VP and CFO

At this juncture, I really can’t make a definitive comment about ‘07, but the discussions that — obviously it’s a function of when it becomes likely that you’ll be able to take, get the benefit of those deferred tax assets. And the discussions that we’ve had in the past with our auditors are that it’s typically not appropriate to reverse the valuation allowance until you’ve demonstrated consistent profitability over at least a couple of years.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Okay. That’s helpful and then, David, there’s a lot of speculation going on about competitive bids and I was just wondering if you could balance something for us. Let’s just take a worst case scenario for your competitively, that some competitive bid comes in and somehow Thompson ends up with the Pinnacle products. In the broadcast business, how much of a market shifting event would it be if Pinnacle were to end up with Thompson versus you? Are we talking about in the noise level or would it be a significant factor? I’m trying to get gauge the impact of Pinnacle.

David Krall - Avid Technology - President and CEO

I won’t go too far in terms of speculating, because I don’t know that it’s a completely fruitful exercise, but I will say that Pinnacle represents a different thing for us than it does for Thompson. Pinnacle offers complimentary product lines for us, so we end up getting playout service and on-air graphics and that will enhance our overall product offering. In the case of Thompson, they already have a pretty strong offering in the area of playout servers and so I think, in their case, it would create a redundancy in their product line and would be something that they would ultimately have to reconcile. In terms of does either company have to have this, I don’t think in either case does either company have to have it. But I think, from our point of view, we felt there were a number of compelling reasons why this combination would make a lot of sense for Avid, not only in the broadcast side and enhancing our product line, but then also the consumer side in allowing us to leverage our video technology from the consumer all the way up to the professional. And then obviously, on top of it, Pinnacle has a healthy cash balance.

So we felt there were a number of very important strategic reasons why this deal made sense. If, for some reason, it ends up not happening, I think we would obviously deal with that and move on. We have a very healthy business as it stands. We saw this as a great way to enhance our business.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Yes, I guess in light of that, I can’t stop myself from asking you. With Pinnacle now at a run rate about a third less than it was, I mean, what more would it take to get you to walk away?

David Krall - Avid Technology - President and CEO

Well, that’s not an option of the merger agreement, but I would say that what we have planned forward really is not impacted by the short-term results. We feel that we understand what the dynamics are that are going on and we feel that it doesn’t really change the view that we’ve put forth now, in terms of our expectations for next year. And I don’t even — I think it’s unfortunate that all this short-term cloud is hanging over this, because long-term we’re very enthusiastic about this and we think that we can make a great combined company and I think it’s just unfortunate that so much focus is being put on some of the short-term difficulties they’re having. Longer-term we still believe in the very strong strategic merits of this deal.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Okay. Thank you.

David Krall - Avid Technology - President and CEO

Sure.

Operator

Barbara Coffee with Fulcrum Global Partners.

Barbara Coffee - Fulcrum Global Partners - Analyst

Yes, good afternoon. What I’m trying to get my hands around, really, is on the broadcast side the deliverables, are these installations sort of ongoing? And then when you deliver these components you then recognize more revenue? Or is it sort of the installation’s on hold so that the whole package isn’t recognized at the time? Also, just a quick update on do you see this really as a shift in deals just getting pushed out or is it the — or some deals just disappeared or changed sides because of it?

Paul Milbury - Avid Technology - VP and CFO

This is — the deals that we’re talking about are deals that have been mostly shipped in terms of the rest of the components other than the products that they’re waiting to ship. And we don’t take any revenue on those deals until the solution is complete and accepted by the customer. And then regarding the second question that you had, as we’ve said, in spite of the fact that broadcast revenues were down for the quarter, broadcast orders were up on a sequential basis. So we don’t –

Barbara Coffee - Fulcrum Global Partners - Analyst

Yes that makes sense. Are you also seeing on the audio side any change in the environment or was there a particular reason that audio looked a little stronger than my numbers this quarter?

Paul Milbury - Avid Technology - VP and CFO

Does audio look stronger in your numbers?

Barbara Coffee - Fulcrum Global Partners - Analyst

Well, my — you came in a little higher on audio than I had expected. Was there a particular area that was strong?

Paul Milbury - Avid Technology - VP and CFO

No. Our audio units, both Digidesign and M-Audio have been performing well for some time and they continued to perform well this quarter. In spite of performing well, we had expected them to do even a little bit better than that. David mentioned a couple of new product delays or at least one new product delay in M-Audio pushed some revenue out of the quarter.

Barbara Coffee - Fulcrum Global Partners - Analyst

Thank you.

Paul Milbury - Avid Technology - VP and CFO

You’re welcome.

Operator

Steve Lidberg with Pacific Crest Securities.

Steve Lidberg - Pacific Crest Securities - Analyst

Good afternoon, Pacific Crest Securities. David, you talked about the 10% sequential growth in terms of booking and this activity on the broadcast side of the business. I guess from a — I would kind of expect that, given NAB in April and the slowdown that you would typically see in the March quarter. With regards to year-over-year, how did that come down on the broadcast side of the business look, I guess either from a backlog perspective or a pipeline perspective?

David Krall - Avid Technology - President and CEO

Well, Paul had already commented earlier that year-over-year our business was up. If you look at the overall number of deals we targeted, as we had said before we targeted 100 last year. We’re targeting 120 to 140 this year and that is still our target for the year. So we feel pretty good about our success, both year-over year as well as sequentially in bookings. We feel good about the backlog.

We feel very good about our products and our competitive position as well. So, as Paul also mentioned, it’s representing a larger and larger portion of our overall video business and given that it is a growth area for us, we feel good about that too.

Steve Lidberg - Pacific Crest Securities - Analyst

And a couple of follow-ups in terms of as you look at the $10 million miss or so. What portion of that came out of broadcast versus post production as you look at it today?

Paul Milbury - Avid Technology - VP and CFO

Well, as we’ve said, we had new products that were originally in our plan that got delayed. We had expected to be able to offset the impact of those new product delays through getting into revenue some additional broadcast solutions that were not dependent upon the new technology.

And there was $3.0 or $4.0 million in that area that we expected to be able to get in at the end of this quarter. But for a variety of reasons unique to each deal we didn’t get that done. Some of those lack of acceptances were due to factors outside of our control. Things that were decided by the customer that we couldn’t control, for example.

And then in addition to that, as we said, over the course of the quarter currencies went against us and there are probably three factors - currency, the post production government business, and the M-Audio product delays, each of which were $2.0 to $3.0 million worth of revenue that we had expected that didn’t materialize.

Steve Lidberg - Pacific Crest Securities - Analyst

And with regards to the increases in inventory by about $8.0 million, I would imagine some person of that is broadcast, but what else is going on in terms of the growth in inventory 15% sequentially?

Paul Milbury - Avid Technology - VP and CFO

Yes, you’re right. Some of that is in broadcast. Our inventory was up $8.0 million for the quarter. About half of that is M-Audio inventory. M-Audio operations typically with higher levels of inventory than average businesses, traditional businesses. For a number of reasons, their inventory was up this quarter. They switched more of these shipping, especially for product coming out of the Far East, to ocean freight to avoid the higher cost of air freight and its actually had a meaningful impact on their gross margins.

In addition to that, M-Audio was being shifted over to our SAP system very early in July, just after the end of the quarter and they built up some inventory before they made the switchover to SAP, really, as sort of a contingency for system issues.

Steve Lidberg - Pacific Crest Securities - Analyst

And I guess finally, in terms of the ‘06 guidance and the little over $1.06 billion in revenue or in that range, what contribution are you expecting from Pinnacle?

Paul Milbury - Avid Technology - VP and CFO

Well, we had our most recent guidance for the Pinnacle consumer was $160 to $180 million. We’re not changing that and as far as the rest of the Pinnacle business is concerned, when you get out into 2006, there’s really, on the broadcast side and in some other areas of the business, there’s integration with the Avid businesses and a rationalization of the product lines. So it’s hard to sort of be precise in terms of what the rest of the impact is. But consumer we’re still expecting to be in the $160 to $180 million area.

Steve Lidberg - Pacific Crest Securities - Analyst

Thank you.

Paul Milbury - Avid Technology - VP and CFO

You’re welcome.

Operator

And at this time there are no questions in queue, Mr. Ridlon.

David Krall - Avid Technology - President and CEO

Okay. Well, this is David. I’d like to thank everyone for joining us today and invite you, that should you have any further questions, please feel free to contact us directly. We will look forward to speaking with you again next quarter and we’re also looking forward to the successful conclusion of our shareholder meeting next week.

Thank you.